April 11, 2025

Junjie Zhang
Chief Executive Officer
Chagee Holdings Limited
Tower B, Hongqiao Lianhe Building
No. 99 Kaihong Road
Changning District, Shanghai
People   s Republic of China, 200051

       Re: Chagee Holdings Limited
           Amendment No. 2 to Registration Statement on Form F-1
           Filed April 10, 2025
           File No. 333-286081
Dear Junjie Zhang:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1 filed April 10, 2025 Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Fair value of our ordinary shares, page 98

1. Please provide us an analysis with quantified explanations for the difference between the recent valuation of your ordinary shares used for your share-based compensation awards on November 27, 2024 leading up to the IPO and the estimated offering price.
Exhibit Index, page II-4

2. Please file a revised legal opinion that includes the specific number of securities being registered, consistent with the prospectus cover page and filing fee table.
 April 11, 2025
Page 2

       Please contact Stephen Kim at 202-551-3291 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Li He